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Michael Kaplan

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

CONFIDENTIAL

August 3, 2018

Re:	Livent Corporation

(formerly known as FMC Lithium USA Holding Corp.)

Draft Registration Statement on Form S-1

Submitted June 22, 2018

CIK No. 1742924

Mr. Frank Pigott

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Pigott:

On behalf of Livent Corporation (formerly known as FMC Lithium USA Holding Corp.), a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 19, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Confidential Draft Submission No. 2 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions. We are also sending, under separate cover, a copy of Amendment No. 1 and three marked copies of Amendment No. 1 showing the changes to the Registration Statement submitted on June 22, 2018.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

General, page i

1.	Please explain how your transaction complies with Section 5 of the Securities Act. Please address any exemptions or exclusions from registration that the parties involved intend to rely

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	2	August 3, 2018

on for each step of the public distribution, which will commence in unregistered form with the issuance of Lithium’s common stock to the debt exchange parties. In your analysis, please also address the basis for registering the IPO transaction prior to completion of the debt/equity swap, particularly in light of the absence of formalized agreements to bind the debt exchange parties and the fact that the price of the shares issuable in connection with the swap is dependent upon the IPO price. To the extent FMC may be deemed to be engaged in an indirect primary offering of your shares, please address the impact of that determination under the federal securities laws. In addition, assuming compliance with Section 5, please address whether the transaction should be recharacterized as a resale by the initial debt exchange parties following completion of the debt exchange and how you determined that FMC is properly characterized as a selling shareholder in an offering by its wholly-owned subsidiary since parents of issuers generally have enough of an identity of interest with the issuer so as not to be able to make secondary offerings of the issuer’s securities

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company no longer intends to effect its initial public offering by means of a debt-for-equity exchange but is instead undertaking a customary primary offering for cash and has revised the disclosure in Amendment No. 1 accordingly.

2.

We note that FMC plans to distribute all the shares of Lithium’s common stock that it continues to own after the offering by means of a spin-off to holders of FMC’s common stock. Please provide us with an analysis addressing how FMC will comply with its obligations under Section 5 of the Securities Act with respect to the distribution of Lithium’s shares of common stock. Please refer to Staff Legal Bulletin 4 (CF) for guidance.

Response: FMC Corporation (“FMC”) plans to effect the spin-off of the shares of Company common stock that it owns following the offering in a manner that complies with its obligations under Section 5 of the Securities Act.

The Commission has stated that a dividend of securities generally does not constitute a “sale” within the meaning of Section 2(3) of the Securities Act because such dividend does not constitute a disposition “for value” within the meaning of that section. See Securities Act Release No. 33-929 (July 29, 1936). In Staff Legal Bulletin No. 4 dated September 16, 1997 (the “Staff Bulletin”), the Staff addresses concerns specific to spin-offs that would warrant registration under the Securities Act despite this basic policy. The Staff Bulletin states “a subsidiary must register a spin-off of shares under the Securities Act if the spin-off is a ‘sale’ of the securities by the parent.” The Staff Bulletin sets out five conditions under which a spin-off does not constitute a sale and no Securities Act registration is required. In particular, the Staff Bulletin states that in a spin-off a subsidiary does not have to register its shares under the Securities Act if the following five conditions are met:

•	the parent shareholders do not provide consideration for the spun-off shares;

•	the spin-off is pro-rata to the parent shareholders;

•	the parent provides adequate information about the spin-off and the subsidiary to its shareholders;

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	3	August 3, 2018

•	the parent has a valid business purpose for the spin-off; and

•	if the parent spins-off “restricted securities,” it has held those securities for at least two years.

The Company respectfully submits that FMC’s planned spin-off of the shares of Company common stock that it owns following the offering will comply with the aforementioned requirements and will not require registration under the Securities Act.

No consideration for the spun-off shares

In the spin-off, FMC shareholders will receive a distribution—Company common stock—in the form of a dividend with no consideration owed by FMC’s shareholders in respect of Company common stock received. FMC’s shareholders will not be transferring any value to FMC in exchange for the distribution of Company common stock.

Spin-off is pro-rata to shareholders of FMC

The distribution of the shares of Company common stock will be effected on a pro rata basis, in proportion to each shareholder’s ownership interest in FMC.

Adequate information is provided to FMC’s shareholders

At the time of the proposed spin-off, which will take place no sooner than 120 days after the offering, the Company will have been subject to Exchange Act reporting requirements for over 90 days and expects that it will have been current in its reporting under the U.S. Securities Exchange Act of 1934, as amended. FMC will also publicly disclose the ratio used by FMC to compute the number of shares of Company common stock that will be distributed per share of FMC common stock, the treatment for fractional shares and the expected tax consequences, if any, of the spin-off.

FMC has a valid business purpose for the spin-off

The spin-off is expected to provide significant benefits, including the following:

FMC and the Company believe the spin-off will allow their respective management teams to pursue strategic objectives and growth in a manner most appropriate given differences in business models and long-term growth prospects, without being constrained by the human and financial resources and the strategic considerations of managing the other business. There is little overlap between the industries, customers, and geographies of the two businesses. The skills required to manage a growth business, such as the Company’s business, are different than those needed to manage FMC’s more mature businesses. The Company’s business will be better positioned for success if managed by executives with the time and ability to devote their undivided attention to the Company’s business and to oversee growth and cultivate client relationships, domestically and abroad. The spin-off will free up time and human resources for FMC senior management to focus on FMC’s businesses, while permitting the Company to build a management team that can focus solely on the Company’s strategic initiatives and future growth.

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	4	August 3, 2018

The spin-off will allow each of FMC and the Company to adopt capital structures that are appropriate to each entity’s business profile.

The spin-off will also facilitate employee hiring, retention, and motivation at the Company by providing leadership opportunities that would not exist in the combined structure and by aligning employees’ prospects with those of the businesses for which they work.

Absent the spin-off, the Company’s access to equity capital is limited by its membership in the FMC family of companies. FMC and the Company believe that equity investors and research analysts favor “pure play” companies. As a separate entity, the Company will have a better, more focused story and a track record of growth to present to investors, facilitating the Company’s ability to raise equity capital and grow its business.

Each of FMC and the Company believes that these are valid business purposes for the spin-off.

Holding period for restricted securities

The Staff Bulletin stated that the holding period for restricted securities would not apply where the parent formed the subsidiary being spun off. Since FMC formed the Company and believes the other conditions provided in the Staff Bulleting have been satisfied, the Company respectfully submits that this final condition has been satisfied.

3.	Please discuss in greater detail the nature of the FMC debt that is being exchanged for shares of common stock and please identify the debt exchange parties.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company no longer intends to effect its initial public offering by means of a debt-for-equity exchange but is instead undertaking a customary primary offering for cash and has revised the disclosure in Amendment No. 1 accordingly.

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	5	August 3, 2018

4.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. To date, no such written communications exist. The Company will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

5.	Please revise your registration statement to include a description of how and when a company may lose EGC status.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 58 of Amendment No. 1.

Prospectus Summary, page 1

6.

Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1 to add further risk factor disclosure, including risks specific to the various competitive strengths within the prospectus summary.

Base Lithium Compounds, page 65

7.

We note you generally discuss supply and demand for base lithium compound markets in this section. Please modify your filing to provide a chart or graph presenting the 5-year historical pricing for your lithium carbonate and lithium chloride compounds, along with the standard quality specifications for these base lithium compounds.

Response: The Company acknowledges the Staff’s comment and advises the Staff that there are no official price indices for base lithium compounds and that most publicly available prices for base lithium compounds are estimates prepared by industry participants. As discussed on pages 65 and 83 of Amendment No. 1, the Company sells the majority of its lithium compounds pursuant to long-term agreements at pre-negotiated prices, and most of its revenue is derived from sales of performance lithium compounds. The contracted price at which the Company sells its products typically differs materially from publicly available industry price estimates and, as a result, the Company believes that providing such price estimates for base lithium compounds would not be meaningful to investors and could be misleading. The Company has revised the disclosure on page 65 of Amendment No. 1 to address these price considerations. In addition, the Company has revised the disclosure on pages 64 and 65 of Amendment No. 1 to include additional disclosure concerning the standard quality specifications for base lithium compounds.

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	6	August 3, 2018

Product Manufacturing and Sales, page 81

8.

Please clarify your annual production capacity for your operations and disclose your annual production, along with any external purchases of lithium carbonate. See Instruction 3 to Item 102 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and 83 of Amendment No. 1 to provide greater detail regarding its capacity and production of lithium compounds. The Company made lithium carbonate purchases from a third-party supplier in 2016 but not in 2017. The Company has revised the disclosure on page 84 of Amendment No. 1 accordingly.

Our Customers, page 83

9.

We note your disclosure that one customer accounted for approximately 14% of your total revenue in 2017 and your ten largest customers accounted in aggregate for approximately 45% of your revenue in 2017. We also note your disclosure that in 2017 approximately 70% of your revenue was generated under long term agreements with terms ranging from 2 to 5 years in length. Please revise your disclosure to state whether your largest customer and ten largest customers are parties to such long-term agreements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

Salar del Hombre Muerto, page 86

10.

Please disclose the information required under paragraph (b) of Industry Guide 7 for your material properties listed under this heading. For each material property, please include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	If applicable, provide a clean statement that the property is without known reserves and your proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: With respect to the Staff’s comment for information concerning “[t]he location and means of access to your property, including the modes of transportation utilized to and from the property,” the Company respectfully refers the Staff to the following disclosure in the section entitled “Salar del Hombre Muerto” on page 87 of Amendment No. 1:

We conduct our Argentine operations through MdA, our local operating subsidiary. We extract lithium from naturally occurring lithium-rich brines in Salar del Hombre Muerto, an area covering approximately 600 square kilometers in a region of the Andes Mountains of northwest Argentina known as the “lithium triangle.” This area of the Central Andes is within an arid plateau with numerous volcanic peaks and salt flats known as “salars” and is the principal lithium-bearing region of South America….

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	7	August 3, 2018

Lithium extract is processed into lithium carbonate at our co-located manufacturing facility in Fenix, Argentina and into lithium chloride at our nearby manufacturing facility in Güemes, Argentina. These facilities were opened in conjunction with the commencement of our extraction operations and are in good working condition….

We access our extraction sites and nearby manufacturing facilities by local roadway, which is a suitable transportation alternative. We transport the brine extract from our Fenix facility by truck to our Güemes facility for processing. We then transport the processed lithium carbonate and lithium chloride by truck to ports in Argentina and Chile, where it is shipped by vessel to our manufacturing facilities and customers.

The Company also respectfully refers the Staff to the disclosure in the section entitled “Principal Properties” on pages 86 and 87 of Amendment No. 1, in which the Company provides the location and function of its principal extraction and manufacturing facilities.

With respect to the Staff’s comment, “If applicable, provide a clean statement that the property is without known reserves and your proposed program is exploratory in nature,” the Company advises the Staff that the Company does not have known reserves for its property at the Salar del Hombre Muerto in Fenix, Argentina and has no exploratory programs underway or planned. The Company has revised the disclosure to reflect this, see pages 24 and 89 of Amendment No. 1.

Mineral Concession Rights, page 87

11.

We note your disclosure on page 88 regarding an amendment to the agreement between MdA and the Catamarca province pursuant to which the contribution and royalty amount will equal 2% of sales of products in a given month measured at the higher of MdA’s average invoice price or an average international price for similar products, net of tax. We further note your disclosure regarding the total payments to Catamarca province in 2016 and 2017 prior to the amendment. Please revise your disclosure to state what the amounts paid in 2016 and 2017 would have been had the amendment been in effect.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 88 of Amendment No. 1.

Reserves, page 89

12.	Please expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	8	August 3, 2018

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 89 of Amendment No. 1 to note that the Company does not have any plans to conduct exploration activities at the Salar del Hombre Muerto in Fenix, Argentina.

13.

Please disclose the exploration state of your properties and disclose that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24 and 89 of Amendment No. 1.

Registration Rights Agreement, page 116

14.

Please disclose whether there will be any maximum cash penalties under the registration rights agreement you intend to enter into with FMC immediately prior to the completion of this offering. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the registration rights agreement the Company intends to enter into with FMC immediately prior to the completion of the offering will not provide for any penalties, cash or otherwise, that become payable upon delays in registering the Company’s common stock held by FMC. The Company has revised the disclosure on page 116 of Amendment No. 1 accordingly.

Combined Financial Statements

General, page F-1

15.

You disclose on page 23 that you warrant to your customers that your products conform to mutually agreed product specification. As such, please tell us what consideration you gave to presenting a summary of the warranty liability activity for each period presented. Refer to ASC 460-10-50-8.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company is generally responsible for replacing a product or providing a refund if it does not meet agreed upon product specifications, and the warranty period is typically limited to 30 days. The Company establishes a warranty liability if it is probable that customers will make claims under warranties relating to products that have been sold and based on available information that claims

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	9	August 3, 2018

can be reasonably estimated. Satisfaction of the “reasonably estimable” condition normally depends on experience or history. The Company does not have a history of significant warranty claims or issues with products meeting agreed upon product specifications. As a result, warranty costs historically have been insignificant. Therefore, no warranty liabilities were required for any given period for the Company’s combined financial statements included in the Registration Statement.

Combined Statements of Cash Flows, page F-6

16.

Please breakout for each period presented the “change in other operating assets and liabilities, net” line item in the cash provided by operating activities sections into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not generally appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not generally appropriate. Please also revise your disclosure on pages 57 and 58.

Response: The Company acknowledges the Staff’s request to break out the “change in other operating assets and liabilities, net” line item in the cash provided by operating activities into smaller, separate components and has revised the disclosure on page F-6 of Amendment No. 1. The Company has revised the combined statements of cash flows for each of the periods presented to disaggregate the components of the amounts within the “Change in other operating assets and liabilities, net” line item. The Company has also added additional disclosure in note 7 of the statement of cash flows table on page 57 of Amendment No. 1 to refer the reader to the combined statement of cash flows.

Note 2: Basis of Presentation, page F-8

17.

For each period presented, please present an analysis of your transactions with FMC Corporation by providing a listing of the transactions, and, if applicable, average balances due to/from your parent as required by SAB Topic 1:B:1 question 4.

Response: The Company acknowledges the Staff’s comment and advises the Staff that FMC Corporation used a centralized approach to cash management and financing its operations with respect to all transactions between FMC Corporation and FMC Lithium. Accordingly, these transactions were deemed to be settled immediately through FMC’s net parent investment in us when the related transfer occurred, and thus there are no due to / from parent balances included in the combined balance sheet.

For the combined statement of operations, corporate expenses, primarily related to certain governance and corporate functions such as finance, treasury, tax, human resources, legal, investor relations, and certain other costs, related to FMC Lithium have been allocated from FMC. The aggregate costs allocated for these functions to FMC Lithium are included in “Corporate allocations” within the combined statements of operations.

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	10	August 3, 2018

Note 16: Segment Information, page F-33

18.

We note that your presentation of geographic long-lived assets on page F-34 excludes deferred income taxes and other assets; however, it is not clear how long-lived assets as presented here agrees to the amounts presented on your balance sheets. Please advise or revise.

Response: The Company has revised the footnote (1) disclosure of the Long-lived assets table on page F-34 of Amendment No. 1 in response to the Staff’s comment in order to more clearly present that geographic long-lived assets exclude the income tax related items recorded within both Deferred income taxes and Other assets. The updated disclosure reads as follows:

“Geographic long-lived assets exclude both “Deferred income taxes” and income taxes deferred charges within “Other assets” on the combined balance sheets.”

In conjunction with the revised footnote disclosure on page F-34 of Amendment No. 1, the Company determined a more detailed presentation of the components of “Other assets” included within Note 17: Supplemental Information was appropriate to allow a reader to recalculate the Long-lived assets for the periods presented. As such, the Company has adjusted the presentation of Other assets on pages F-34 and F-35 in Amendment No. 1 to add a separate line item for “Tax related items.” The inclusion of this new line item had no impact to the total amount of Other assets.

To clarify, the “Tax related items” included within Other assets as of December 31, 2017 and 2016 was $5.1 million and $5.3 million, respectively. Combined with the Deferred income taxes of $2.4 million and $3.9 million, respectively, for the same periods, the total amounts excluded from the Long-lived assets table were $7.5 million and $9.2 million, respectively. For 2017, Total assets of $496.2 million per the Balance Sheet less Total current assets of $206.1 million per the Balance Sheet less “Tax related items” of $7.5 million equals $282.6 million as disclosed on page F-34 of Amendment No. 1. For 2016, Total assets of $372.1 million per the Balance Sheet less Total current assets of $126.3 million per the Balance Sheet less “Tax related items” of $9.2 million equals $236.6 million as disclosed on page F-34 of Amendment No. 1.

Note 18: Subsequent Events, page F-35

19.

Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of Amendment No. 1 to disclose the actual date through which subsequent events have been evaluated.

Mr. Frank Pigott Division of Corporation Finance U.S. Securities and Exchange Commission	11	August 3, 2018

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Paul W. Graves, President and Chief Executive Officer of Livent Corporation

Andrea E. Utecht, General Counsel of FMC Corporation

Sara Ponessa, General Counsel of Livent Corporation

Rachel Sheridan, Latham & Watkins LLP